Ballard Power Systems Inc.

News Release

Ballard to Power One Megawatt Fuel Cell Generator in Singapore

•	Fuel cell stacks will be integrated in distributed generation (DG) system

•	This is an important first step into the commercial DG market in Asia

For Immediate Release – December 20, 2010

VANCOUVER, CANADA– Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) today announced the sale of 1.25 megawatts (MW) of the Company’s FCgen®-1300 fuel cell product, together with engineering support services, to Real Time Engineering PTE Ltd. (RTE), a Singapore-based system integrator. RTE intends to produce a 1MW distributed power generator for deployment in Singapore.

“We are pleased to be working with RTE, a committed player in the Asian clean technology community,” said Michael Goldstein, Ballard’s Chief Commercial Officer. “RTE will be an excellent partner to help us bring Ballard’s proprietary fuel cell technology to the Asian multi-megawatt distributed generation market.”

Ballard’s FCgen®-1300 fuel cell stack is a low-cost, liquid-cooled product specifically designed for stationary applications. Product deliveries to RTE will begin this year, with commissioning of the 1MW fuel cell generator targeted for 2012. Additional fuel cell stacks will be maintained by RTE as spare inventory.

The 1MW generator will be deployed at a new Singapore industrial development site and used in a base load application. RTE will build-own-operate the equipment under a power purchase agreement with the end-user. Hydrogen fuel will be produced on-site using bio-mass as the energy feedstock, making this a clean solution on a “well-to-wheels” basis.

Philip Wong, Managing Director of Real Time Engineering added, “Ballard’s fuel cell product represents the best option for us, in terms of load-following capability, reliability and price. RTE is excited to be an innovator in bringing truly green and truly clean power to Asia. In fact, we have a number of green power projects in the pipeline today.”

Ballard and RTE plan to collaborate over the next several years, with the intention of selling and supporting additional fuel cell power generators in the growing Asian market. Asian economies are growing at four-times the pace of OECD member countries, which is driving an increased requirement for power as well as a growing concern for the environment. Asia currently accounts for 40% of global CO2 emissions.

About Ballard Power Systems
Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) provides clean energy fuel cell products enabling optimized power systems for a range of applications. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements, including expected product deliveries, market growth, competitiveness, customer product deployment and collaborations, which are provided to enable external stakeholders to understand Ballard’s expectations as at the date of this release and may not be appropriate for other purposes. These forward-looking statements are based on the beliefs and assumptions of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such assumptions relate to Ballard’s financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand, and include matters such as generating new sales, producing, delivering and selling the expected number of units, and controlling its costs.

These statements involve risks and uncertainties that may cause Ballard’s actual results to be materially different, including, without limitation, the condition of the global economy, the rate of mass adoption of its products, product development delays, changing environmental regulations, its ability to attract and retain business partners and customers, its access to funding, increased competition, its ability to protect its intellectual property, changes in its customers’ requirements, foreign exchange impacts on its net monetary assets and its ability to provide the capital required for product development, operations and marketing. For a detailed discussion of these risk factors and other risk factors that could affect Ballard’s future performance, please refer to Ballard’s most recent Annual Information Form.

Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

Further Information
Public Relations: Guy McAree, +1.604.412.7919, media@ballard.com
Investor Relations: Lori Rozali, +1.604.412.3195, investors@ballard.com